

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
Georgetown, Grand Cayman
P.O. Box 469, KY1-9006
Cayman Islands

> **Re: Oxbridge Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 6, 2023**
> **File No. 333-270848**

Dear Jay Madhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4

Background of the Business Combination
The Oxbridge Board's Reasons for the Approval of the Business Combination, page 109

1.   We note your response to prior comment 8 and reissue the comment. Please revise to provide a basis for your statement that the "Oxbridge Board believes the [private aviation] industry can expand to $80 billion by 2025."

Opinion of Stanton Park Advisors, LLC, page 114

2. Your revised disclosure in response to prior comment 18 states that the opinion of Stanton
    Park Advisors stated that the total merger consideration is within or below a range
    suggested by certain financial analysis. However, we note that Stanton delivered its
    opinion that the purchase price to be paid by Oxbridge is fair from a financial point of
    view to the public stockholders of Oxbridge. Please clarify how Stanton determined
    that the purchase price is fair from a a financial point of view if the total merger
    consideration is below a range suggested by certain financial analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Jet
Token, page 169

3. We note your revisions to your disclosure based on comment 12. Please further revise
    your discussion of changes for each period presented to address the following items:

    • For the three month period ended March 31, 2023, the revenues detailed on page 170
      total approximately $1.6 million. However, total revenues are noted to be
      approximately $1.9 million. Please revise as necessary.
    • For each period presented, you have included discussion of gross profit (loss) for an
      amount that is not consistent with the gross profit (loss) presented in the table on page
      170 or the amount included in your financial statements. Please revise as necessary.
    • Please revise your discussion of changes in cost of revenues to fully explain the
      change year over year. In this regard, we note cost of revenue in 2022 was
      approximately $19.8 million. However, you have discussed amounts that total
      approximately $4.5 million. In addition, in the last paragraph of your cost of sales
      discussion, you state "In total, it cost $2.9 million to operate these aircraft in 2022
      compared to $0.7 million in 2021." Please tell us how you determined the amounts
      included in this sentence and revise your disclosure.
    • It appears you have commingled the discussion of general and administrative
      expenses with the change in operating expenses under the heading "Operating
      Expenses" for both the quarterly and annual periods. We note you discuss sales and
      marketing and research and development in this paragraph, as well as in separate
      paragraphs. Please revise your disclosure.
    • Please revise the heading in the table on the bottom of page 170 to correctly identify
      the information for the three months ended March 31, 2022. Currently, both columns
      are marked 2023.

Liquidity and Capital Resources, page 174

4. Please revise to include a discussion of Jet Token's liquidity and capital resources for the
    three months ended March 31, 2023.

Share Purchase Agreement, page 185

5.   We note your response to prior comment 16 and reissue it in part. Please expand your disclosure to discuss the pricing provisions included in Section 6.01 of the Share Purchase Agreement. In that regard, we note that the agreement specifies that the per-share purchase amount shall be equal to 90% of the average daily closing price during the draw down pricing period.

Beneficial Ownership of Securities, page 215

6.   Your revised disclosure in response to prior comment 17 reflects that GEM Yield Bahamas Limited will hold in excess of 20% of JET.AI common stock following the business combination and that such interest consists of shares of common stock issuable upon the exercise of the GEM Warrant. This disclosure appears inconsistent with your disclosure elsewhere that following the business combination the GEM warrant entitles GEM to purchase 6% of outstanding common stock of JET.AI on a fully diluted basis. Please revise or advise. In addition, please disclose the natural person or persons who directly or indirectly exercise sole or share voting or investment control over the shares held by GEM Yield Bahamas Limited. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

General

7.   We note your response to prior comment 23 regarding the sources of your industry and market data. Please revise your disclosure throughout the proxy statement/prospectus to provide more details for each of the cited sources, including the titles and dates of any reports.

8.   We note that Maxim Group, LLC. was the underwriter for Oxbridge's initial public offering and has advised on the business combination transaction with Jet Token. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Maxim Group, LLC. that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for Oxbridge's initial public offering.

9.   Please obtain and file a revised legality opinion that opines on all relevant securities being registered pursuant to the registration statement. In that regard, we note that Exhibit 107 reflects 7,918,408 newly issued and issuable securities.

        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly Calder, Assistant Chief Accountant. at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Hallie Heath